UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Mountain Grit Corporation

Legal status of Issuer:

       Form:

       Corporation

       Jurisdiction of Incorporation/Organization:

       Wyoming

       Date of Organization:

       September 12, 2025

Physical Address of Issuer:

1309 Coffeen Avenue STE 1200, Sheridan, WY, 82801

Website of Issuer:

www.mountaingrit.com

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$29,144
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(96,323)	$(57,137)

* Reflects the financial results for the Company since inception on September 12, 2025. As such, there are no financial results for 2024. Exhibit B, attached hereto and made a part hereof, includes the 2025 reviewed financials for the Company.

April 30, 2026

Mountain Grit Corporation



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Mountain Grit Corporation ("**Mountain Grit**," the "**Company,**" "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.mountaingrit.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Neither the Company, nor its controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company, nor its controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Mountain Grit Corporation
(Issuer)

By:/s/ Tomas Berntsson
(Signature)

Tomas Berntsson
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tomas Berntsson
(Signature)

Tomas Berntsson
(Name)

Director
(Title)

April 30, 2026
(Date)

/s/ Alexander Bagling
(Signature)

Alexander Bagling
(Name)

Director
(Title)

April 30, 2026
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2026

Mountain Grit Corporation



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Mountain Grit Corporation. ("**Mountain Grit**") was incorporated in Wyoming on September 12, 2025 and is headquartered at 1309 Coffeen Avenue STE 1200, Sheridan, 82801, Wyoming. The Company sells its services through the internet throughout the United States and internationally.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is www.mountaingrit.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

If the Company cannot raise sufficient funds, it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we coud be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities or other equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

The Company's CEO is the beneficial owner of a substantial majority of the Company's Common Stock, and will exercise voting control.

Tomas Berntsson, the Company's Co-Founder, CEO and Chairman, beneficially owns Mountain Grit AB (formerly known as Northern Grit AB), which is the owner of a substantial majority of the Company's Common Stock. Subject to any fiduciary duties owed to other stockholders under Wyoming law, Mr. Berntsson will be able to exercise significant influence over matters requiring stockholder approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Berntsson may have interests that are different from yours. For example, Mr. Berntsson may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Mr. Berntsson could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to stockholder approval.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We rely on other companies to provide services for our products.

We depend on third-party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these new internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Changes in tariffs, trade policies, or import/export regulations could increase our costs and adversely affect our business.

Our products and many of their components are manufactured or sourced internationally, including from countries that may be subject to changing U.S. trade policies and tariffs. Increases in tariffs, duties, or other import/export restrictions could raise the cost of our materials, finished goods, or logistics. The imposition of new tariffs or the modification or elimination of existing trade agreements may increase our expenses and make our products less price-competitive. In addition, uncertainty surrounding international trade relations may disrupt supply chains or delay shipments. We may not be able to pass increased costs on to customers without reducing demand, which could materially and adversely affect our margins, business, financial condition, and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately held (non-public) issuer, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures.

If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Mountain Grit is an apparel brand built on the philosophy of evolving by growing others. With roots tracing back 25 years to the rugged backcountry of northern Sweden, the Company designs and manufactures high-quality, durable apparel for a core community of snowmobilers, farmers, loggers, skiers, and adventurers.

Our history and heritage continue to guide us, and they are a testament to our dedication to creating products that enhance our customers' lives, ensuring they are equipped to tackle any challenge, whether on the slopes or at the job site.

Business Model

Mountain Grit is building a community-owned technical apparel brand (a combination of B2B and D2C): customers become co-owners, helping fund and guide a purpose-driven company that reinvests "*marketing*" spend into local projects (#PayItForward) and focuses on uncompromising, durable gear. The product roadmap starts in backcountry riding and expands into authentic workwear and hard-wearing everyday essentials, with the founding team (ex-TOBE Outerwear core) prioritizing longevity and trust over hype.

Our business model is predicated on two key market trends:
  a) Consolidation Fatigue: Recent acquisitions of established snow and workwear brands by large corporations have created widespread frustration among core customers due to the resulting decline in quality and service. This trend has created an open space in the market that Mountain Grit is positioned to fill.
  b) Community-Owned Model Validation: The Company's strategy of inviting customers to become investors is validated by the success of companies like Edison Motors, which successfully raised $5.5M with the help of over 3,915 individual investors through crowdfunding.

The Company offers the following collections:

- Snow: Our most advanced gear for snowmobiling and skiing, which is seasonal and lower-volume/lower-margin
- Workwear and Lifestyle: Year-round rugged and everyday pieces with a larger customer base and stronger margins.

All collections are designed to interlock so customers and channels can mix and match by climate, use case, and need.

Competitors

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our primary competitors are:

- Klim.com- makes technical riding apparel, helmets, and protective gear for snowmobile, motorcycle, and off-road adventure, built for weatherproofing and impact protection.
- fxrracing.com- designs performance outerwear, boots, and helmets for snow, moto, and off-road sports, with insulated and high-visibility options for extreme conditions.
- blaklader.com- manufactures heavy-duty professional workwear—trousers, jackets, and safety footwear—engineered with reinforced seams and functional pockets for trades.
- carhartt.com- produces rugged workwear and everyday apparel—jackets, bibs, pants, and accessories—known for durable fabrics and long-lasting construction.

Industry

The space spans technical outdoor/powersports gear and modern workwear – apparel such as technical winter wear for snowmobiling and skiing as well as rugged workwear. Buyers expect real weatherproofing, protection, and long service life with clean, everyday styling. Brands win on proven field performance, material quality, and trust built through direct and specialty channels, while managing seasonality, inventory cash needs, compliance testing, and supplier reliability.

Current Stage

We are in the process of setting up the Company structure, designing and manufacturing samples of our products.

Future Roadmap

0–6 months – Secure a smaller initial raise to complete product development and take first SKUs to market.
6–12 months – Use early sales to validate demand, tighten unit economics, and prepare a follow-on capital round (data room, supplier terms, preliminary banking conversations).
12–24 months – Raise the second capital round to fund working capital and establish the banking relationships/credit lines needed for ongoing production.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.
Officers and Directors

Name: Tomas Berntsson
Current Role: CEO, Co-Founder & Chairman
Positions Held with the Issuer:
- **Position:** CEO, Co-Founder & Chairman
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Responsible for strategy and general executive responsibilities

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Founder & CEO
  Service Dates: 02/2010 – 05/2025
  Responsibilities: Responsible for strategy and general executive responsibilities

Tomas is a true entrepreneur with deep roots in the sledding community. He provides the overarching company vision and directly leads the critical functions of sales and marketing. Tomas possesses a rare, hands-on understanding of brand development, successfully turning his initial concept into a market reality that genuinely resonates with riders.

Name: Alexander Bagling
Current Role: Head of Product Development and Production, Co-Founder & Director
Positions Held with the Issuer:
- **Position:** Director
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Head of product development and production

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Heads of design
  Service Dates: 12/2010 - 07/2025
  Responsibilities: Head of design

With a hands-on approach to design born from a life lived in the rural north, Alexander translates real-world experience into gear that's tough and reliable. He is in charge of production, ensuring that the design vision meets the necessary quality and manufacturing realities for both the backcountry and the daily grind.

Name: Marianne Ahola Berntsson
Current Role: Treasurer
Positions Held with the Issuer:
- **Position:** CFO
- **Service Dates:** 09/2025 - Current
- **Responsibilities:** Business administration & Managing the Company's finances

Other Business Experience (Past Three Years):
- **Employer:** Vebua AB (TOBE OUTERWEAR)
  Affiliate or Subsidiary of Issuer: Yes
  Title: Business Administrator
  Service Dates: 12/2010 - 08/2025
  Responsibilities: Administrating all sales/purchases and ingoing/outgoing payments

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Mountain Grit AB*	7,500,000	Common Stock	94.15%

* Formerly known as Northern Grit AB. Tomas Berntsson, the Company's CEO and Co-Founder, is the indirect 100% beneficial owner of this entity.

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security issued: Common Stock
Final amount raised: N/A
Number of Securities Issued: 7,500,000
Use of proceeds: N/A
Date: September 12, 2025
Offering exemption relied upon: Section 4(a)(2) (This issuance was made to the initial founding owner upon the incorporation of the Company and reflects several subsequent stock splits)

Type of security issued: Common Stock
Amount raised to Date: $482,289 (estimated)
Number of Securities Issued: 466,103 (estimated, including Bonus Shares)
Use of proceeds: Sales and marketing, working capital and product development
Closing Dates: Various dates between December 15, 2025 and April 30, 2026
Offering exemption relied upon: Regulation CF

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Common Stock.

On September 18, 2025, the Company filed a Certificate of Amendment to its Articles of Incorporation. As a result, the total number of shares that the Company is authorized to issue is 5,000,000 shares of common stock (the "**Common Stock**"), par value $0.0001 per share. In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were split on a 1 share for 1,000 share basis. On November 6, 2025, the Company filed another Certificate of Amendment to increase the total number of shares that the Company is authorized to issue to 10,000,000 shares of Common Stock. In connection with the Certificate of Amendment to the Certificate of Incorporation, all outstanding Common Stock as of such date were split on a 1 share for 1.5 share basis.

Securities Class Information for Current Regulation CF Offering
Common Stock
The number of Securities authorized is 10,000,000 with a total of 7,966,103 outstanding, including an estimated 466,103 shares issued pursuant to recent Regulation CF offering (including bonus shares).

Voting Rights
Each share of Common Stock is entitled to one vote. However, the Investors are minority owners in the Company and the Securities carry limited voting, management or control rights in the Company.

Material Rights
Pro-rata right to receive dividends if and when declared by the board of directors. Pro-rata right to residual assets upon liquidation or dissolution. No pre-emptive rights.

All statements in this Form C-AR regarding voting and control of the Securities are qualified in their entirety by reference to the Company's Articles of Incorporation, as amended.

What it means to be a minority holder

As a minority holder of the Security, holders of the Securities have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Further, investors may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. When an investor makes an investment in a class of securities that represents ownership in a company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities. In other words, when a company issues more securities that reflect ownership (or additional equity interests), the percentage of the company that you own will go down, even though the value of the company may go up (there is no guarantee that it will). The investor will own a smaller piece of a larger company (or, if the value goes down, then a smaller piece of a smaller company). This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Related Party Transactions

Name of Party/Entity	Relationship to Issuer	Nature of Transaction and Related Party's Interest	$ Amount Received
Mountain Grit AB (formerly known as Northern Grit AB)	Shareholder (Currently holds 100% of Issued and Outstanding Shares of the Company)	Pre-Incorporation Expense Coverage and Asset Transfer. To date, Mountain Grit AB has incurred approximately $68,330 USD in startup expenses (e.g., legal fees, initial design, market research) on behalf of Mountain Grit Corporation. These costs will become a formal long-term debt of the Company as of January 1, 2026 and such debt is expected to be subsequently converted into equity capital after closing of the Regulation CF offering. Additionally, Mountain Grit AB transferred its existing brand, intellectual property (IP), and 25 years of industry experience to Mountain Grit Corporation in exchange for the initial 7,500,000 shares of Common Stock in the Company.	No money received from Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General overview of the Company's current financial condition based on the financials included with this Offering

Mountain Grit Corporation is an early-stage, pre-revenue company. As of the filing date, the Company has been funded by the current owner of the Company (and indirectly by the Founder).

Company's Cash and Cash Equivalents

As of December 31, 2025, the Company reported a cash balance of $0.

Company's Liquidity and Capital Resources

The Company expects its primary source of liquidity over the next 12 months to be the net proceeds from this Regulation Crowdfunding offering. The Company is initially seeking to raise approximately $300,000–$600,000 in gross proceeds, which management currently intends to use for immediate product development and initial setup activities; actual allocations may change based on operating needs and conditions. Within twelve months after completion of this Offering, the Company anticipates pursuing an additional financing of roughly $1,500,000 to fund working capital for expansion, including inventory purchases. The Company has no binding commitments for such additional financing, and there can be no assurance it will be available on acceptable terms or at all. Apparel manufacturing involves long lead times and significant inventory costs; if less capital is raised than expected or the subsequent financing is not completed, the Company may need to delay production, scale back growth plans, or seek alternative financing, which could adversely affect liquidity and operations.

Company's Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Company's Historical Results of Operations

As an early-stage newly-formed company, the Company does not yet have a history of operations or historical financial results.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

The Company is currently conducting a Regulation CF campaign to fund expansion and development. The Company has closed on $482,289 to date.

Company Debt

The Company's current debt consists of a liability of approximately $68,330 USD to the current parent company, Mountain Grit AB, for initial startup expenses paid on the Company's behalf. This liability will be formalized into long-term debt of the Company as of January 1, 2026, bearing no interest, and is anticipated to be subsequently converted into equity upon the closing of the Regulation CF offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

April 30, 2026

Mountain Grit Corporation



Mountain Grit Corporation

(a Wyoming Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2025

Financial Statements

Mountain Grit Corporation

Table of Contents




Independent Accountant's Review Report

April 29, 2026
To: The Shareholders of Mountain Grit Corporation
Re: 2025 Financial Statement Review– Mountain Grit Corporation
Sheridan, Wyoming

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Mountain Grit Corporation (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Mountain Grit Corporation for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 29, 2026





MOUNTAIN GRIT CORPORATION
BALANCE SHEET
As of December 31, 2025
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Receivable from related party		-
Total Current Assets		-
Total Assets		-

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$	-
Payable to related party		68,330
Total Current Liabilities		68,330
Total Liabilities		68,330

Stockholder's Equity

Common Stock, $0.0001 par value; 10,000,000 authorized;	
7,500,000 shares issued and outstanding	500
Additional paid in capital	27,493
Retained Earnings/ (Accumulated deficit)	(96,323)
Total Stockholder's Equity	**(68,330)**
Total Liabilities and Stockholder's Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
INCOME STATEMENT
As of December 31, 2025
(Unaudited)

	2025
Revenues	$ -
Operating Expenses	
General and administrative	39,209
Salaries and wages	18,773
Professional fees	38,341
Total Operating Expenses	**96,323**
Other Income (Expense)	
Other income	-
Total Other income (expense)	**-**
Net Income (Loss)	**$ (96,323)**

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of December 31, 2025
(Unaudited)

	Shares	Common Stock Value ($ par)	Additional Paid in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholder's Equity
Balance as of September 12, 2025 (Inception)	5,000,000	$ 500.00	$ -	$ -	500
Investment from related party	-	-	27,493	-	27,493
Stock split 1.5 for 1 share	2,500,000	-	-	-	
Net loss	-	-	-	(96,323)	(96,323)
Balance as of September 12, 2025	7,500,000	$ 500	$ 27,493	$ (96,323)	$ (68,330)

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
STATEMENT OF CASH FLOWS
As of December 31, 2025
(Unaudited)

	2025
Cash Flows from Operating Activities	
Net Income (Loss)	$ (96,323)
Adjustments to reconcile net income (loss)	
to net cash provided by operations:	
Changes in operating assets and liabilities:	
Receivable from related party	-
Accounts payable	-
Payable to related party	68,330
Net cash provided by (used in) operating activities	**(27,993)**
Cash Flows from Financing Activities	
Subscription of Common Stock	27,993
Net cash used in financing activities	**27,993**
Net change in cash and cash equivalents	**-**
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	**$ -**
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Mountain Grit Corporation (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Wyoming on September 12, 2025. The Company is engaged in the design, development and distribution of high-performance gear and apparel, with focus on climbing, hiking and mountaineering products.

As of December 31, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2025, the Company has no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
(UNAUDITED)

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2025, the Company had not begun recognizing sales.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Payable to related party

As of December 31, 2025, the Company's parent entity, Northern Grit AB, paid $68,330 on behalf of the Company to cover the incorporation and organization related expenses in connection with its formation.

NOTE 4 – STOCKHOLDER'S EQUITY

Equity

On September 12, 2025, the Company entered into a Stock Purchase Agreement with Northern Grit AB for the subscription of 5,000,000 common shares for an aggregate purchase price of $5,000. As of the agreement date, the Company's Articles of Incorporation authorized the issuance of only 5,000 common shares. On September 18, 2025, the Company filed an amendment to its Articles of Incorporation, increasing the authorized number of common shares from 5,000 to 5,000,000 shares.

MOUNTAIN GRIT CORPORATION
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025
(UNAUDITED)

Further, the parent company paid $27,993 of start-up expenses on behalf of the Company. These payments were recorded as payment against the stock purchase as the parent Company does not expect to be repaid.

On September 18, 2025, the Company filed an amendment to its Articles of Incorporation, increasing the authorized number of common shares from 5,000 to 5,000,000 shares.

On November 6, 2025, the Company's board of directors approved a further increase in the total number of authorized shares from 5,000,000 to 10,000,000. In addition, the board approved a stock split on a 1-for-1.5 basis, resulting in an increase in the number of outstanding shares from 5,000,000 to 7,500,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.